Exhibit 99.1

ATIF Holdings Limited Entries into a Material Definitive Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited

SHENZHEN, China, December 26, 2019 – ATIF Holdings Limited (“ATIF”, or the “Company”), a company providing financial consulting services to small and medium-sized enterprises in Asia, today announced that the Company, through its wholly-owned Hong Kong incorporated subsidiary ATIF Limited (“ATIF HK”), entered into an Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited (the “Agreement”) with Sinofortune Financial Holdings (BVI) Limited on December 20, 2019.

Sinofortune Financial Holdings (BVI) Limited is a private limited company incorporated in the British Virgin Islands (the “Seller”) and a wholly-owned subsidiary of Sinofortune Financial Holdings Limited (the “Listco”), which is a public limited company incorporated in the Cayman Islands.

Sinofortune Securities Limited, a limited company incorporated in Hong Kong (the “Target”), is licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), and Type 4 (advising on securities) regulated activities under the SFC.

Pursuant to the Agreement, ATIF HK agreed (i) to purchase from the Seller, 67,000,000 ordinary shares of the Target, representing 100% of the equity interests of the Target and (ii) to purchase from the Listco, an unsecured interest bearing subordinated loan with a principal amount of HK$10,000,000 (the “Subordinated Loan”) which was rendered to the Target by the Listco under a Subordinated Loan Agreement dated August 26, 2011, entered amongst the Listco, the Target, and the SFC (the “Subordinated Loan Agreement”) (collectively, the “Acquisition”). As consideration of the Acquisition, ATIF HK agreed to pay a cash consideration amounting to HK$5,700,000 plus the NAV (Net Asset Value) of the Target as of the closing of the Acquisition, which NAV was estimated to be approximately HK$9,600,000 and should not exceed HK$9,700,000.

Upon signing the Agreement, ATIF HK is required to pay a deposit to the Seller in the amount of HK$1,710,000, and the remaining balance will be paid on the closing of the Acquisition. The Acquisition is subject to the SFC’s approval of the change of substantial shareholder of the Target and the assignment of the Subordinated Loan and the Subordinated Loan Agreement from the Listco to ATIF HK, and is expected to be completed within 15 business days after ATIF HK obtains such an approval.

Mr. Jun Liu, CEO and Director of ATIF, commented, “We always spare no effort to provide comprehensive and professional listing consulting services to Asian enterprises. The Acquisition is a key milestone of the Company. After the completion of the Acquisition, the Company will be eligible for IPO securities underwriting and post-listing securities trading in Hong Kong, which is a very important complement to our IPO listing consulting services. With our underwriting services and post-listing securities trading services, our Asian IPO listing service chain will be more complete.”

Mr. Liu continued, “At the same time, after holding a Hong Kong securities license, we plan to extend our Hong Kong securities trading services to cover Hong Kong online securities trading, and to expand into U.S. online securities trading services through cooperating with certain U.S. securities firms, so as to eventually realize our goal of serving securities trading worldwide.”

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China in their plans to become publicly listed in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, composed of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit http://www.atifchina.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com